

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2022

Shyam P. Kambeyanda
Chief Executive Officer
ESAB Corp.
909 Rose Avenue, 8th Floor
North Bethesda, MD 20852

> **Re: ESAB Corp.**
> **Amendment No. 3 to Draft Registration Statement on Form 10**
> **Submitted January 26, 2022**
> **CIK No. 0001877322**

Dear Mr. Kambeyanda:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10

Exhibit 99.1, Preliminary Information Statement of ESAB Corporation
The Separation and Distribution, page 6

1. Revise to include a detailed discussion of the material provisions of the agreements that will provide a framework for your relationship with Colfax. Additionally, disclose with specificity the limitations you will be subject to as a result of the Tax Matters Agreement with Enovis, including the expected duration of these limitations and the types of transactions you would be prohibited from pursuing. Lastly, please quantify the scope of the indemnification obligations to Enovis or otherwise supplement your disclosure to provide shareholders with sufficient information to assess the materiality of these obligations.

Executive and Director Compensation, page 89

2. Please provide updated executive compensation disclosure for your most recently completed fiscal year. Refer to Item 402 of Regulation S-K.

You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accountant Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Cathy A. Birkeland